

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2007

Mr. Michael Castle
Chief Financial Officer
National Coal Corporation
8915 George Williams Road
Knoxville, TN 37923

       Re: **National Coal Corporation**
                   Form 10-K for Fiscal Year Ended December 31, 2006
                   Filed April 2, 2007
                   Form 10-Q for Fiscal Quarter Ended September 30, 2007
                   Filed November 19, 2007
                   File No. 0-26509

Dear Mr. Castle:

       We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note you identified areas where you had not properly accounted for certain
transactions or had not properly reflected the nature of the transactions in your
financial statements during the periods presented. Please explain to us in greater
detail the nature of the errors you identified, listed in bullet point form below, and
explain how you analyzed the errors both individually and in the aggregate.
Please address how you determined that these errors were not material on both an
annual and quarterly basis to the periods presented. In this regard, provide us
with a chart detailing the impact of each error on each quarterly period impacted.

- Note 10. Stockholders' (Deficit) Equity, page 71

    o "In October 2006, the Company determined that it had not complied
    with a preferred stock purchase agreement provision which resulted in
    the accrual of a dividend adjustment of $198,220. Therefore, the
    Company has reflected this accrual as a one-time adjustment to
    shareholders' equity during the third quarter of 2006 as it was not
    material to previous periods."

- Note 19. Summary Quarterly Financial Information, page 82

    o "In November 2006, the company determined that during the first,
    second, and third quarters of 2006, shipping and handling costs paid to
    third-party carriers and invoiced to coal customers had not been
    properly reflected as cost of sales and coal sales, respectively,
    consistent with Emerging Issues Task Force Issue No. 00-10,
    Accounting for Shipping and Handling Fees and Costs."

    o "The Company has also determined that total revenues for the first and
    second quarter of 2005 as presented above are inconsistent with
    amounts previously reported in its 2006 first and second quarter filings
    on Form10-Q due to the Company's failure to include certain
    reclassifications previously made for consistency of presentation in its
    2005 Form 10-K. Total revenues as previously reported by the
    Company were $12,584,404 and $16,010,644 for the first and second
    quarters of 2005, respectively. As the overstatement of total revenues
    for both quarters is offset by a commensurate overstatement of cost of
    sales, operating loss and net loss attributable to common shareholders
    were not impacted."

        o   "In the fourth quarter of 2006, the Company determined that the weighted average shares used to calculate both the basic and diluted loss per common share during the first and second quarters of 2006 were incorrect. Both basic and diluted loss per common share as previously reported by the Company were $(0.57) and $(0.34) for the first and second quarters of 2006, respectively."

2.   In light of the errors and "failure to include certain reclassifications" that you identified in your filing, please explain to us how you were able to determine that your disclosure controls and procedures were effective as of December 31, 2006.

Note 16. Commitments and Contingencies, page 78

3.   We note you obtained an insurance settlement related to your highwall miner that was damaged in March 2006. In this regard, you disclose on page 79 that "In September 2006, the insurance provider agreed to the claim, and we received approximately $1,867,000, which has been recorded as a reduction of cost of sales in the third quarter of 2006." Please tell us where you reported collections for property damage in your consolidated statements of cash flows for the periods presented. Refer to paragraph 22(c) of FAS 95.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

General

4.   We note you identified areas where you had not properly accounted for certain transactions or had not properly reflected the nature of the transactions in your financial statements during the periods presented. Please explain to us in greater detail the nature of the errors you identified, listed in bullet point form below, and explain how you analyzed the errors both individually and in the aggregate. Please address how you determined that these errors were not material on both an annual and quarterly basis, as applicable, to the periods presented. In this regard, provide us with a chart detailing the impact of each error on each quarterly period impacted.

- Note 4. Property, Plant, Equipment and Mine Development, and Net Assets Held-for-Sale, page 9

        o   "In November 2007, the Company determined that during the years ended December 31, 2005, 2006 and the six months ended June 30, 2007, depletion and depreciation expense for certain mineral rights and fixed assets was calculated incorrectly and resulted in a cumulative understatement of accumulated depreciation and depletion of approximately $485,000 which was corrected in the three months ended September 30, 2007. The cumulative understatement of accumulated depreciation and depletion for the years ended December 31, 2005 and 2006 of $739,000 was corrected in the nine months ended September 30, 2007. The impact of the errors on the years ended December 31, 2005 and 2006 and the prior interim periods of 2007 was not material."

- Note 10. Stockholders' Deficit, page 14

   o "Management determined that the impact of this reduction of retained earnings and equivalent increase of additional paid-in capital is not material to the Company's consolidated financial statements in the prior interim period. Therefore, the $598,797 value of the beneficial conversion feature was recorded as a deemed dividend and is reflected as an increase to net loss to arrive at net loss attributable to common shareholders in the second quarter of 2007."

5.   In light of the errors you identified as disclosed in your filing, please explain to us how you were able to determine that your disclosure controls and procedures were effective as of September 30, 2007. In addition, please tell us whether you plan to make any changes to your internal control over financial reporting given the errors and reclassifications you identified in both your Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief